Exhibit 12(a)

PACCAR Inc

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO SEC REPORTING REQUIREMENTS

(Millions of Dollars)

	Year Ended December 31,
	2012	2011	2010	2009	2008
FIXED CHARGES
Interest expense	$163.6	$184.3	$218.7	$293.7	$391.1
Portion of rentals deemed interest	3.7	4.7	6.5	16.8	17.9

TOTAL FIXED CHARGES	$167.3	$189.0	$225.2	$310.5	$409.0

EARNINGS
Income before taxes	$1,628.9	$1,506.9	$660.3	$175.0	$1,464.0
Fixed Charges	160.2	180.7	215.7	308.3	409.0

EARNINGS AS DEFINED	$1,789.1	$1,687.6	$876.0	$483.3	$1,873.0

RATIO OF EARNINGS TO FIXED CHARGES	10.69x	8.93x	3.89x	1.56x	4.58x